CUSIP No. 28470R102	13G	Page 1 of 10 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
ELDORADO RESORTS, INC.

(Name of Issuer)
Common Stock, par value of $0.00001

(Title of Class of Securities)
28470R102

(CUSIP Number)
TIMOTHY T. JANSZEN, OPERATING MANAGER
NGA HOLDCO, LLC
21 WATERWAY AVE
SUITE 150
THE WOODLANDS, TX 77380
Telephone: 713-559-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 31, 2014

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
¨  Rule 13d-1(b)
☑  Rule 13d-1(c)
¨  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NGA HOLDCO, LLC 20-8349236
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,030,440
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,030,440

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,030,440
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ¨
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12.	TYPE OF REPORTING PERSON (see instructions) 00(1)
________ (1) This Reporting Person is a limited liability company.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NGA BLOCKER, LLC 20-8349145
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,030,440
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,030,440

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,030,440
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ¨
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12.	TYPE OF REPORTING PERSON (see instructions) 00(1)
________ (1) This Reporting Person is a limited liability company.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NGA ACQUISITIONCO, LLC 20-8348807
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 4,030,440
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 4,030,440

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,030,440
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ¨
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12.	TYPE OF REPORTING PERSON (see instructions) 00(1)
________ (1) This Reporting Person is a limited liability company.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NGA VOTECO, LLC 20-8349063
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 4,030,440
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 4,030,440

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,030,440
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ¨
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12.	TYPE OF REPORTING PERSON (see instructions) HC

Item 1.

(a)	Name of Issuer Eldorado Resorts, Inc.

(b)	Address of Issuer’s Principal Executive Offices 100 West Liberty Street, Suite 1150, Reno, Nevada 89501

Item 2.

(a)	Name of Person Filing NGA HOLDCO, LLC NGA BLOCKER, LLC NGA ACQUISITIONCO, LLC NGA VOTECO, LLC

(b)	Address of the Principal Office or, if none, residence 21 WATERWAY AVE SUITE 150 THE WOODLANDS, TX 77380

(c)	Citizenship NGA HOLDCO, LLC – NEVADA NGA ACQUISITIONCO, LLC – NEVADA NGA BLOCKER, LLC – NEVADA NGA VOTECO, LLC – NEVADA

(d)	Title of Class of Securities Common Stock, par value of $0.00001

(e)	CUSIP Number 28470R102

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)		Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)		Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)		Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)		An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)		An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)		A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)		A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)		Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,030,440

(b)	Percent of class: 8.6%

(c)	Number of shares as to which each reporting person has:

	(i)	Sole power to vote or to direct the vote 0.

	(ii)	Shared power to vote or to direct the vote 4,030,440

	(iii)	Sole power to dispose or to direct the disposition of 0.

	(iv)	Shared power to dispose or to direct the disposition of 4,030,440

NGA AcquisitionCo, LLC is the record owner of 4,030,440 shares of Common Stock, par value of $0.00001 of Eldorado Resorts, Inc. NGA AcquisitionCo, LLC is a wholly owned subsidiary of NGA Blocker, LLC; and NGA Blocker, LLC is a wholly owned subsidiary of NGA HoldCo, LLC. NGA VoteCo, LLC is the record owner of one Class A Unit of NGA HoldCo, LLC, which is the only Class A Unit, and the only voting unit, of NGA HoldCo LLC that is issued and outstanding. The Board of Managers of NGA AcquisitionCo, LLC, NGA Blocker, LLC, NGA HoldCo, LLC and NGA VoteCo, LLC, each is comprised of three members, who are Timothy T. Janszen, Ryan Langdon and Roger A. May, and each such Board of Managers acts by majority vote of its members. Messrs. Janszen, Langdon and May are also the members of NGA VoteCo, LLC, but have no authority, other than in their respective capacities as managers, to direct the voting or disposition of the Common Stock of Eldorado Resorts, Inc. reported on in this filing. Messrs. Janszen, Langdon and May each disclaims beneficial ownership of the Common Stock of Eldorado Resorts, Inc. reported on in this filing.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ¨.
Instruction. Dissolution of a group requires a response to this item.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
See Exhibit II.
Item 8.  Identification and Classification of Members of the Group.
Not applicable.
Item 9.  Notice of Dissolution of Group.
Not applicable.
Item 10.  Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Timothy T. Janszen and Ryan Langdon his/its true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13G and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorney-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.
Dated: February 17, 2015

NGA HOLDCO, LLC
By: /s/ Timothy T. Janszen Timothy T. Janszen, Operating Manager

NGA BLOCKER, LLC
By: /s/ Timothy T. Janszen Timothy T. Janszen, Operating Manager

NGA ACQUISITIONCO, LLC
By: /s/ Timothy T. Janszen Timothy T. Janszen, Operating Manager

NGA VOTECO, LLC
By: /s/ Timothy T. Janszen Timothy T. Janszen, Operating Manager

EXHIBIT I

In response to:
Item 7.  Identification and Classification of Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

NGA ACQUISITIONCO, LLC